November 26, 2024

Kevin Cottrell
Chief Executive Officer of Terra Mint Group, Corp.
Neptune REM, LLC
30 N. Gould St. Suite R
Sheridan WY 82801

        Re: Neptune REM, LLC
            Offering Statement on Form 1-A
            Post-qualification Amendment No. 1
            Filed November 15, 2024
            File No. 024-12356
Dear Kevin Cottrell:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-qualification Amendment No. 1 filed November 15, 2024
General

1.     Please revise to clarify whether you intend to include the Reward
Interests as
       securities to be qualified in this offering statement, or whether you have already commenced the offering of Reward Interests. If you have already commenced the offering of Reward Interests, please revise your offering statement as appropriate.
       Refer to Item 6 of Form 1-A.
2. We refer to your disclosure that you will exclude from eligibility to receive Reward
       Interests, among others, other accounts designated by the company as "special"
       accounts and VIP accounts. However, it is unclear how or when you will determine which accounts are special accounts or VIP accounts, and you appear to
       retain the discretion to designate which accounts are excluded from eligibility at a future date. Accordingly, it appears that you have an undetermined time to process
       Reward Interests and you can designate accounts as excluded for any reason. Please
 November 26, 2024
Page 2

       explain how your offering of Reward Interests is not a delayed offering and revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.
Plan of Distribution
Realbricks Friends and Family Reward Program, page 27

3. Please revise your disclosure to clarify the terms of your Rewards Program and to explain defined terms, including as follows:
           Clarify whether, to the extent the Eligible Recipient makes a qualifying investment in more than one series, the Referrer may receive Reward Interests in more than one series.
           Clarify the mechanics of how Reward Interests will be allocated in the event there are multiple referrals with insufficient Reward Interests remaining. Reconcile your disclosure on page 2 that the Referrer will be
"compensated" with
           Reward Interests with your disclosure here that up to 12,000 Reward Interests are available for "purchase" at a purchase price of $10.00.
           Define the terms "'special' accounts" and "VIP accounts."
           Explain how and when you will determine which accounts are special accounts or
           VIP accounts.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Faith Charles